Exhibit 99.1

PENN WEST ANNOUNCES OPERATIONAL UPDATE, 2016 CAPITAL BUDGET

AND PROVIDES FULL YEAR GUIDANCE

CALGARY, January 28, 2016 - PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE – PWE.BC) (“Penn West”, “we”, “us” or “our”) announces that the Board of Directors has approved a highly disciplined capital budget of $50 million for 2016. This budget responds to the significant decline in commodity prices and proposes capital spending levels 90 per cent lower than the 2015 planned capital program. Our 2016 capital budget is consistent with the strategy announced on September 1, 2015 which limits our total expenditures to funds flow from operations, while driving down our cost structure.

“Given the present state of the commodity price environment, our 2016 capital budget reflects the reality of living within our means at current price levels and managing the business on a week to week basis,” stated Dave Roberts, President and CEO of Penn West. “In 2016, we will be prudent in limiting our capital expenditures to protect our balance sheet and we will continue our focus on the economics of every dollar we spend even at the expense of maintaining our production levels. We intend to only proceed on opportunities with near term payout at current price levels.”

Dave Roberts added, “The progress we have made in driving down costs, protecting our balance sheet, reducing our capital expenditures and eliminating our dividend, as well as our asset dispositions of over $800 million dollars to reduce our leverage, clearly demonstrates how this company is delivering results for both our equity investors and our lenders.”

2015 Operational Update

We had a strong finish to 2015 operations, with fourth quarter production volumes averaging over 77,000 boe/d. Full year production delivery was above the mid-point of guidance, despite capital expenditures that were approximately $20 million lower than our guidance of $500 million. Full year operating costs are expected to be below the bottom end of guidance and G&A is expected to be within the guidance range.

The 21 net wells we brought online in the fourth quarter in both the Crimson and Pembina areas of the Cardium continue to produce above our expectations. At the end of the year, we had one net well in the Cardium and 21 net wells in the Viking drilled but not yet brought on production. We plan to bring these wells on production in the first quarter of 2016. At the end of the year, we were operating only two drilling rigs at our PROP joint venture where a significant portion of our working interest capital and operating costs are carried by our partner.

Dave Roberts commented, “Looking forward, we believe that the long term value of our core business is reflected in our strong start to 2016, based on drilling results in the Cardium and Viking – I can say with confidence that, while we will continue to find ways to make our company more resilient to falling prices, when the commodity price recovers, our deep set of opportunities in our core plays will be there to create value for all Penn West stakeholders – and we will be ready to get back to work.”

Production Outlook

Given our focus on managing the business at current price levels, we continue to monitor the profitability of each of our fields. Our Budget reflects expected shuts ins of up to 4,000 boe/d of uneconomic non-core production during the first quarter of 2016. We also anticipate that low commodity prices will weigh on the profitability of individual equipment repair or replacement projects at a certain portion of our non-core fields. Therefore, we estimate the deferral of these projects will reduce our 2016 annual average production by an additional 2,500 boe/d. We will be positioned to execute on these repair opportunities as the project economics improve to levels that warrant investment.

As a result of optimizing our operations for the current price environment, including the significant reductions to our capital program, we expect average annual production in 2016 between 60,000 boe/d and 64,000 boe/d, with a liquids weighting between 66% and 68%. These ranges do not take into account any potential dispositions. Our base decline remains approximately 20% to 22%.

Focus on Cost Structure

With a limited capital budget, the largest opportunity to reduce our cash outlays in 2016 will be through controlling our operating and G&A costs. We are aggressively identifying and implementing additional measures to reduce costs at our operated properties. Consequently, we expect to see an approximate 20% decrease in our absolute operating costs on a year over year, same field basis, which excludes the impact of dispositions. We expect these measures to save approximately $120 million of operating costs. For full year 2016, we expect operating costs to average between $18.00/boe and $18.75/boe.

We will continue to ensure that our organizational structure reflects our expectation of reduced activity levels in the foreseeable future. In addition to changes announced last September, we anticipate that we will be able to reduce our annual G&A costs by a further $15 to $20 million through initiatives already in progress. We expect 2016 average G&A costs will be in the $2.50/boe to $2.90/boe range.

2016 Capital Budget

Of our $50 million capital budget, we expect that approximately 30% of expenditures will be focused on our operated development programs. In particular, we will complete work on wells drilled at the end of 2015 in the Viking and Cardium, as well as to fund our portion of the primary development program at our PROP joint venture net of amounts carried by our partner. We do not anticipate starting work on any new wells in the Viking or the Cardium in the first half of the year.

Approximately 30% of our capital budget is allocated towards non-operated projects. However, we expect that if current price levels persist, our partners will seek to delay spending in some of these opportunities. We are in discussions with our partners to defer investment in some of these areas. To the extent these projects are delayed, it would create additional flexibility within our capital program.

A significant portion of the remaining capital will be for the replacement of critical infrastructure at core properties in the Cardium, where investment is required to maintain the reliability of our base production. In addition to our $50 million capital budget, we expect that our decommissioning expenditures for the year will be approximately $20 million.

We remain committed to limiting our combined capital budget and decommissioning expenditures to be within our funds flow from operations. We will remain prudent in our pace of spending to maintain optionality throughout the year in response to further volatility in commodity prices. We believe our non-core disposition program will help reduce capital requirements during the year and we continue to be in discussions with potential buyers across our non-core asset base. Proceeds from dispositions will be used to reduce our senior debt levels rather than to fund additional capital programs.

2016 Guidance and Sensitivity

Our guidance for 2016 is as follows:

Metric		Guidance Range
Annual Average Production	boe/d	60,000 – 64,000
Liquids Weighting	%	66 – 68

E&D Capital Expenditures	$millions	$50
Decommissioning Expenditures	$millions	$20

Operating Costs	$/boe	$18.00 – 18.75
G&A Costs	$/boe	$2.50 – $2.90

This guidance does not reflect any potential disposition activity.

We continue to focus our operational strategy on current commodity price levels and are using current strip pricing in our calculations, which we believe to be very conservative. Despite this focus, we believe our enterprise continues to offer significant torque to a potential recovery in oil prices as outlined in the following table:

FY 2016			Jan 15, 2016 Strip Pricing ~US$33 WTI	US$40 WTI	US$45 WTI
Funds Flow from Operations	$	millions	$0 - $40	$80 - $120	$140 - $180
EBITDA	$	millions	$155 - $195	$235 - $275	$295 - $335

All cases assume average 2016 AECO price of C$2.45/Mcf and average 2016 FX of C$1.45/US$.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4 million acres.

Penn West shares are listed on the TSX under the symbol “PWT” and on the NYSE under the symbol “PWE.BC”.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow from operations and EBITDA. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow and funds flow from operations are used to assess the Penn West’s ability to fund planned capital programs. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations.

EBITDA is funds flow excluding the impact of financing expenses, realized gains/losses on foreign exchange hedges on prepayments, realized foreign exchange gains/losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes;

Funds flow from operations is funds flow but excluding the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations, where funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations is used to assess the company’s ability to fund and planned capital programs. For additional information relating to funds flow from operations or funds flow, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov;

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our 2016 capital budget limiting our total expenditures to fund flow from operations, while driving down the cost structure; being prudent in limiting capital expenditures to protect the balance sheet and continuing to focus on the economics of every dollar spent even at the expense of maintaining production levels; intending to proceed only on opportunities with near term payout at current price levels; the expectation of full year operating costs to be below the bottom end of guidance and G&A to be within the guidance range; our plan to bring wells in the Cardium and Viking drilled in 2015 on production in the first quarter of 2016; continuing to find ways to make our company more resilient to falling prices, that the deep set of opportunities in our core plays will be there to create value for all Penn West Stakeholders and that we will be ready to get back to work when the commodity price recovers; us continuing to monitor the profitability of each of our fields; expected shut-ins of uneconomic core production during the first quarter of 2016; the impact that low commodity prices will have on equipment repair or replacement projects at non-core fields; the estimated deferral of projects impact on 2016 annual average production; our being in position to execute on repair opportunities as the project economics improve to levels that warrant such investment; our expected average annual production in 2016 and liquids weighting range (not taking into account potential dispositions) and base decline rate; limiting cash outlays in 2016 through controlling operating and G&A costs; identifying and implementing additional measures to reduce costs at our operated properties; expecting to see an approximate 20% decrease in absolute operating costs on a year over year, same field basis (not taking into account potential dispositions); our expectation for those measurements on operating costs and the average of those costs for full year 2016; continuing to ensure that our organizational structure reflects our expectation of reduced activity levels in the foreseeable future; our anticipation of a reduction in our annual general and administrative costs through initiatives already in progress and the average range of those costs for 2016; our expectation that approximately 30% of expenditures will be focused on operated development programs; completing work on wells drilled at the end of 2015 in the Viking and Cardium and funding our portion of the primary development program at our PROP joint venture net of amounts carried by our partner; not anticipating any new work on wells in the Viking or the Cardium in the first half of the year; our expectation that if current price levels persist, that our partners will seek to delay spending in some of those opportunities and to the extent they are delayed, that it would create additional flexibility within our capital program; that the majority of the remaining capital will be for the replacement of critical infrastructure at core properties in the Cardium; the expected levels of decommissioning expenditures; the commitment to limiting our combined capital budget and decommissioning expenditures to be within our funds flow from operations; remaining prudent within our pace of spending to maintain optionality throughout the year in response to further volatility in commodity prices, the belief that the non-core disposition program will help reduce capital requirements during the year and the continued discussions with potential buyers across our non-core asset base; our intent that proceeds from dispositions will be used to reduce our senior debt levels rather than to fund additional capital programs; our expected 2016 production guidance and controllable costs for the year (including operating costs and general and administrative costs) which we continue to focus our operational strategy on current commodity price levels and are using current strip pricing in our calculations, which we believe to be very conservative; and our belief that our enterprise continues to offer significant torque to a potential recovery in oil prices.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to complete non-core asset sales and the terms and timing of any such sales; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; the continued suspension of our dividend and our dividend reinvestment plan; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility; our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will be unable to complete all or some of our planned non-core asset dispositions; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior secured notes; the possibility that we will not be able to realize anticipated costs savings as a result of our workforce reduction and other initiatives; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions or dispositions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wildfires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; stock market volatility and market valuations; the global supply and demand of crude oil; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com